EXHIBIT 21

Subsidiaries of The Sands Regent

Name	Entity Type	Jurisdiction

Zante, Inc.	corporation	Nevada

Last Chance, Inc.	corporation	Nevada

California Prospectors, Ltd.*	limited liability company	Nevada

Plantation Investments, Inc.	corporation	Nevada

Dayton Gaming, inc.	corporation	Nevada

(*)	Equity interest held directly by Last Chance, Inc.